    As filed with the Securities and Exchange Commission on August 8, 1995.
                             Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ------------------------------

                                    Form S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        ------------------------------

                        REPUBLIC WASTE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


        Delaware                             200 East Las Olas Blvd., Suite 1420                              73-1105145
(State or other jurisdiction of                 Ft. Lauderdale, Florida  33301                            (I.R.S. Employer
incorporation or organization            (Address, including zip code, and telephone number,              Identification No.)
                                   including area code, of registrant's principal executive offices)

                        ------------------------------

        GREGORY K. FAIRBANKS                                Copy to:                                          Copy to:
      Executive Vice President                         GEOFFREY C. CHENEY                               RICK L. BURDICK, P.C.
  Republic Waste Industries, Inc.               Akerman, Senterfitt & Eidson, P.A.                   Akin, Gump, Strauss, Hauer
200 East Las Olas Blvd., Suite 1420                    One Brickell Square                                 & Feld, L.L.P.
   Ft. Lauderdale, Florida  33301                801 Brickell Avenue, Suite 2400                  711 Louisiana Street, Suite 1900
           (305) 761-8333                             Miami, Florida  33131                             Houston, Texas  77002
(Name, address, including zip code,                       (305) 374-5600                                   (713) 220-5800
  and telephone number, including
  area code, of agent for service)

                        ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

================================================================================================================
     Title of each                 Amount            Proposed               Proposed
  class of securities              to be         maximum offering       maximum aggregate          Amount of
   to be registered              registered      price per unit(1)      offering price(1)       registration fee
----------------------------------------------------------------------------------------------------------------
Common Stock, par value          54,458,375           $22.75             $1,238,928,031            $427,217
    $.01 per share                 shares
================================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee. The average of the high and low prices reported on The Nasdaq Stock Market was $22.75 on August 1, 1995.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 8, 1995

PROSPECTUS


                               54,458,375 Shares

                                    REPUBLIC
                             WASTE INDUSTRIES, INC.

                                  Common Stock

                        ------------------------------


     This Prospectus relates to an aggregate of 54,458,375 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Republic Waste Industries, Inc., a Delaware corporation (the "Company"), which may be offered (the "Offering") for sale by persons (the "Selling Stockholders") who have acquired such shares in certain private placements and other transactions with the Company not involving a public offering, including 18,245,000 shares which may be offered for sale by certain of the Selling Stockholders who may acquire such shares pursuant to the exercise of certain warrants. The Shares are being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Stockholders in order to permit the public sale or other distribution of the Shares. The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares upon exercise of such warrants and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. The Company will receive no portion of the proceeds from the sale of the Shares offered hereby and will bear certain expenses incident to their registration. See "Selling Stockholders" and "Plan of Distribution."


     The Common Stock is traded on The Nasdaq Stock Market ("Nasdaq") under the symbol "RWIN" and is listed on The Toronto Stock Exchange (the "Toronto Exchange") under the symbol "RWI." On August 7, 1995, the last reported sales price for the Common Stock as reported by Nasdaq was $23.625 per share.


  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" LOCATED ON PAGE 5 OF THIS PROSPECTUS.


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . .      2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . .      9
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .     14
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . .     15
Legal Matters and Experts . . . . . . . . . . . . . . . . . . . . . . .     15
Incorporation of Certain Documents by Reference . . . . . . . . . . . .     16


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World
Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is traded on Nasdaq and listed on the Toronto Exchange. Information filed by the Company with Nasdaq and the Toronto Exchange may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006 and at the offices of the Toronto Exchange at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario, Canada MX5 1J2.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of Nasdaq and the Toronto Exchange referred to above.

                                  THE COMPANY

         The Company, acting through its subsidiaries, provides integrated solid waste collection, disposal and recycling services to public and private sector customers. The Company currently owns or operates nine solid waste landfills with three located in Texas, two in California and one each in Michigan, North Carolina, Indiana and North Dakota with approximately 1,143 permitted acres and total available permitted disposal capacity of approximately 43.7 million in-place cubic yards as of June 30, 1995. The Company also currently owns fourteen collection companies providing collection service to over 200,000 residential, commercial and industrial customers, primarily in areas surrounding its landfill sites and in Florida. In addition, the Company provides a broad range of related environmental services including engineering, consulting and analysis, remediation and other technical services.

         The Company was incorporated in Oklahoma in November 1980 and in May 1991 changed its state of domicile from Oklahoma to Delaware by means of a merger. The Common Stock is traded on Nasdaq under the trading symbol "RWIN," and is also listed on the Toronto Exchange under the trading symbol "RWI." The Company's principal executive offices are located at 200 East Las Olas Boulevard, Suite 1420, Ft. Lauderdale, Florida 33301, and its telephone number is (305) 761-8333.

                              RECENT DEVELOPMENTS

         On July 24, 1995, the Company sold 5,400,000 shares of Common Stock for $71,550,000 pursuant to a private placement in which Allen & Company Incorporated acted as placement agent (the "Private Placement").

         On August 3, 1995, following a Special Meeting of Stockholders, (i) the Company sold an aggregate of 10,350,000 shares of Common Stock and warrants to purchase an additional 16,700,000 shares of Common Stock (the "Combination Warrants") to H. Wayne Huizenga, Westbury (Bermuda) Ltd., a Bermuda corporation controlled by Michael G. DeGroote ("Westbury"), and Harris W. Hudson and their respective assigns for an aggregate purchase price of $64,075,000 pursuant to certain stock purchase agreements (the "Stock Issuances"), and (ii) the Company issued 8,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Hudson Management Corporation and Envirocycle, Inc. (together, the "Hudson Companies") pursuant to certain merger agreements by which the Hudson Companies became wholly-owned subsidiaries of the Company (the "Mergers," and together with the Stock Issuances and the transactions contemplated thereby, the "Combination"). The Hudson Companies provide solid waste collection and recycling services to commercial, industrial and residential customers in Florida. Harris W. Hudson was the sole stockholder of the Hudson Companies at the time of the Mergers.

         As a result of assignments by Mr. Huizenga, Westbury and Mr. Hudson in accordance with the terms of the stock purchase agreements, Messrs. Huizenga, DeGroote (through his ownership of MGD Holdings Ltd., a Bermuda corporation ("MGD Holdings"), and Westbury) and Hudson own 5,000,000, 13,250,000 and 8,600,000 shares of Common Stock, respectively, and warrants to purchase 8,000,000, 2,700,000 and 1,200,000 shares of Common Stock, respectively, as of the date of this Prospectus.

         Upon completion of the Combination, the Company repaid substantially all of its existing indebtedness, approximately $27 million (including all indebtedness of the Hudson Companies), with proceeds from the Stock Issuances. The Company anticipates using the remaining approximately $107 million of net proceeds (as of August 4, 1995) from the Combination and the Private Placement for general corporate purposes, principally to finance acquisitions.

         Immediately following the closing of the Combination, the Board of Directors appointed a new management team of officers and directors (the "New Management Team"): Michael G. DeGroote resigned as Chairman of the Board, President and Chief Executive Officer of the Company and was appointed Vice Chairman of the Board, H. Wayne Huizenga was appointed Chairman of the Board and Chief Executive Officer of the Company, Harris W. Hudson was appointed President and a Director of the Company, Donald E. Koogler resigned as a Director of the Company but continues as an Executive Vice President and the Chief Operating Officer of the Company, Gregory K. Fairbanks was appointed an Executive Vice President and the Chief Financial Officer of the Company, Robert A. Guerin was appointed a Senior Vice President of the Company, and John J. Melk was appointed a Director of the Company.

         On August 3, 1995, the Company reported its results of operations (unaudited) for the quarterly period ended June 30, 1995 as set forth in the table and discussion below. The acquisition of the Hudson Companies, as well as the equity investments described above, have no impact on the June 30, 1995 financial statements as such transactions were completed subsequent to the end of the second quarter. In the opinion of management, such data includes all adjustments necessary for a fair statement of the results of operations.

                        REPUBLIC WASTE INDUSTRIES, INC.
                         CONSOLIDATED INCOME STATEMENT
                     (In thousands, except per share data)
                                  (Unaudited)


                                        THREE MONTHS ENDED JUNE 30,                SIX MONTHS ENDED JUNE 30,
                                        ---------------------------                -------------------------
                                          1995             1994                      1995            1994
                                          ----             ----                      ----            ----
Revenue                                  $16,158         $13,115                    $29,919         $23,957

Expenses -
  Cost of operations                      10,773           8,483                     19,583          15,193
  Selling, general and
    administrative                         2,120           2,023                      4,325           4,194
                                         -------         -------                    -------         -------

Operating Income                           3,265           2,609                      6,011           4,570

Interest expense and other
   income, net                               281             182                        635             422
                                         -------         -------                    -------         -------

Income from continuing
   operations before income
   taxes                                   2,984           2,427                      5,376           4,148

Income tax provision                       1,134               -                      1,134               -
                                         -------         -------                    -------         -------

Income from continuing operations          1,850           2,427                      4,242           4,148

Income from discontinued operations            -             827                        508             681
                                         -------         -------                    -------         -------

Net Income                               $ 1,850         $ 3,254                    $ 4,750         $ 4,829
                                         =======         =======                    =======         =======

Earnings per common and common
equivalent share:
  Income from continuing operations         0.06            0.09                       0.15            0.15
  Income from discontinued
    operations                                 -            0.03                       0.02            0.03
                                         -------         -------                    -------         -------
  Net Income                                0.06            0.12                       0.17            0.18
                                         =======         =======                    =======         =======

  Weighted average common and
    common equivalent shares              28,986          27,403                     28,924          27,470
                                         =======         =======                    =======         =======

        The Company reported a 23% increase in revenue for the second quarter of 1995 to $16,158,000 from $13,115,000 for the same quarter in 1994. Income from continuing operations before income taxes increased 23% to $2,984,000 in the second quarter of 1995 from $2,427,000 in the same quarter in 1994. Operating income increased by 25% to $3,265,000 in 1995 from $2,609,000 in 1994. The increase in revenue and operating income was due to continued growth in the business through acquisitions and increased volumes at existing operations.

        Income from continuing operations decreased to $1,850,000, or $.06 per share, in the second quarter of 1995 from $2,247,000, or $.09 per share, in the same period in 1994. This decrease was a result of a 38% income tax provision in the 1995 second quarter as compared with a zero effective tax rate for the same period in 1994. The 38% income tax provision for the second quarter of 1994 was entirely offset by tax reserve adjustments and a change in valuation allowance.

        For the six months ended June 30, 1995, revenue increased by 25% to $29,919,000 from $23,957,000 for the same period in 1994. Operating income increased by 32% to $6,011,000 for the six months ended June 30, 1995 from $4,570,000 for the same period in 1994 while operating margins increased to 20% for the six months ended June 30, 1995 from 19% for the same period in 1994. Income from continuing operations increased slightly for the first six months of 1995 to $4,242,000, or $.15 per share, from $4,148,000, or $.15 per share, for the same period in 1994. The six months ended June 30, 1994 does not include a tax provision for such period and income from discontinued operations for all periods presented relates to the Company's former hazardous waste operations which were spun-off in April 1995.


                                  RISK FACTORS

        AN INVESTMENT IN THE SHARES BEING OFFERED HEREBY INVOLVES A SIGNIFICANT DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY.

        CONTROL OF THE COMPANY. As a result of the Combination, Messrs. Huizenga, Hudson and DeGroote (indirectly through Westbury and MGD Holdings) currently own of record 9.7%, 16.7% and 25.8%, respectively, of the issued and outstanding shares of Common Stock, assuming none of the Combination Warrants or any other warrants or options to purchase shares of Common Stock are exercised. Although Mr. Hudson is Mr. Huizenga's brother-in-law, there is no agreement between Messrs. Huizenga and Hudson to vote together on matters submitted to a vote of the Company's stockholders. If Messrs. Huizenga, Hudson and DeGroote vote together, they would have the ability to control the outcome of most matters submitted to a vote of the Company's stockholders, especially with respect to the election of directors.

        DEPENDENCE ON KEY PERSONNEL. The Company believes that the experience and success that the New Management Team has had in operating and growing public and private service companies, in general, and public and private companies in the waste management industry, in particular, is important to the Company's future success. However, there can be no assurance that the New Management Team will have the same success in operating and growing the Company as it has had with other companies in the past. Furthermore, the Company has not entered into non- competition agreements or employment agreements with any of Messrs. Huizenga, Hudson or Fairbanks. The loss of the services of any of the members of the New Management Team, in general, or Mr. Huizenga in particular (whether such loss is through resignation or otherwise), could have a material adverse effect on the operations and future success of the Company.

        POSSIBLE DEPRESSING EFFECT OF FUTURE SALES OF COMMON STOCK. Future sales of the Shares or the perception that such sales could occur could adversely affect the market price of the Common Stock. There can be no assurance as to when, and how many of, the Shares will be sold and the effect such sales may have on the market price of the Common Stock. In addition, the Company has issued and intends to issue in the future Common Stock and/or options or warrants to purchase Common Stock pursuant to exemptions from registration available under the Securities Act in connection with certain of its acquisitions. Such securities are subject to restrictions on resale in accordance with the Securities Act and the regulations promulgated thereunder. As such restrictions lapse or if such shares are registered for sale to the public, such securities may be sold into the public market. To facilitate the issuance of Common Stock in making acquisitions, the Company currently intends to register an additional 6,000,000 shares of Common Stock pursuant to a shelf registration statement. In the event of the issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of the Common Stock.

        DILUTION. The issuance of additional shares of Common Stock upon exercise of the Combination Warrants, or upon the Company's completion of any acquisitions and business combinations, may have a dilutive effect on earnings per share and will have a dilutive effect on the voting rights of the holders of Common Stock. While the management of the Company intends to use the infusions of capital from the Private Placement and the Combination to finance growth and acquisitions, there can be no assurance that such cash infusions will result in an enhancement of the Company's financial condition.

        ABSENCE OF OPERATING HISTORY IN POSSIBLE EXPANSION OF EXISTING OPERATIONS. Management currently contemplates expanding the Company's operations outside of solid waste management and related lines of business and, in connection therewith, changing the name of the Company. The Company has no history of operations in any such industry. There can be no assurance that the Company will enter into any industries unrelated to the solid waste services industry or, if it does enter into any of such industries, that it will achieve the results anticipated by management.

        NEED FOR SUBSTANTIAL ADDITIONAL CAPITAL. The Company's current business strategy is to act aggressively in growing as an integrated solid waste management company by acquiring and integrating existing solid waste companies and recycling businesses. Further, the Company currently anticipates expanding the Company's operations outside of solid waste management and related lines of business. As a result of the Private Placement and the Combination, the Company has substantially no debt and has approximately $109 million in cash available for general corporate purposes, principally to finance acquisitions. However, the Company believes that substantial additional capital will be necessary to fully capitalize on acquisition and expansion opportunities that may become available to the Company. Accordingly, the Company intends to replace the Company's existing $35 million credit facility (which currently has approximately $31 million of available borrowing capacity) with a substantially larger credit facility. However, there can be no assurance that such additional financing will be available, or, in the event that it is, that it will be available on terms acceptable to the Company. In the event that such financing is not available or is not available in the amounts or on terms currently contemplated by management, the implementation of the acquisition strategy could be materially and adversely affected.

        IMPEDIMENTS TO COMPLETING FUTURE ACQUISITIONS. The Company's acquisition strategy depends on its ability to identify and acquire appropriate solid waste collection operations and landfills, and other unrelated service businesses, to integrate the acquired operations effectively and to increase its market share. A number of the Company's competitors for such acquisitions are larger, better known companies than the Company with significantly greater financial resources. There can be no assurance that the Company will be able to locate acquisition candidates in markets or on terms the Company deems attractive, that any identified candidates will be acquired, or that acquired operations will be effectively integrated to realize expected efficiencies and economies of scale or prove profitable. The completion of acquisitions requires the expenditure of sizeable amounts of capital, and the intense competition among companies pursuing similar acquisition strategies may increase capital requirements. The Company could be forced to alter its strategy in the future if such candidates become unavailable or too costly. As the Company continues to pursue its acquisition strategy in the future, its financial position and results of operations may fluctuate significantly from period to period.

        RISKS ASSOCIATED WITH ACQUISITIONS. Although the Company investigates each business that it acquires, there may be liabilities that the Company fails or is unable to discover, including liabilities arising from non-compliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be responsible. The Company seeks to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price.

However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amounts, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

        ENVIRONMENTAL REGULATION. The collection and disposal of solid wastes, operation of landfills and rendering of related environmental services are subject to federal, state and local requirements which regulate health, safety, the environment, zoning and land-use. Operating permits are generally required for landfills and certain collection vehicles, and these permits are subject to revocation, modification and renewal. Federal, state and local regulations vary, but generally govern disposal activities and the location and use of facilities and also impose restrictions to prohibit or minimize soil, air and water pollution. In connection with landfills, it often may be necessary to expend considerable time, effort and money to bring the Company's existing or acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity. In addition, governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose fines in the case of violations, including criminal penalties. These regulations are administered by the United States Environmental Protection Agency (the "EPA") and various other federal, state and local environmental and health and safety agencies and authorities, including the Occupational Safety and Health Administration of the United States Department of Labor. Certain of the Company's waste disposal operations traverse state boundaries. Although such operations currently constitute an immaterial portion of the Company's business, their importance may increase as the Company completes future acquisitions. Such operations could be adversely affected if the federal government or a state in which a landfill is located limits or prohibits, imposes discriminatory fees on or otherwise seeks to discourage the disposal, within state boundaries, of waste collected outside of the state.

        Subtitle D of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), establishes a framework for regulating the storage, collection and disposal of non-hazardous solid wastes. In the past, the Subtitle D framework has left the regulation of non-hazardous waste storage, collection and disposal largely to the states. However, in October 1991, the EPA promulgated a final rule which imposes minimum federal comprehensive solid waste management criteria and guidelines, including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards, many of which have not commonly been in effect or enforced in connection with solid waste landfills. States are required to revise their landfill regulations to meet these requirements. Because some parts of the new regulations will be phased in over time, the full effect of these regulations may not be felt for several years. However, other than for groundwater monitoring and financial assurance requirements, all provisions of the final rule became effective in October 1993. All of the Company's planned landfill expansions or new landfill development projects have been engineered to meet or exceed these requirements. Operating and design criteria for existing operations have been modified to comply with these new regulations. There can be no assurance that the EPA will not promulgate similar regulations under Subtitle D in connection with the collection of non-hazardous solid waste.

        HAZARDOUS SUBSTANCES LIABILITY. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), has been interpreted by some courts to impose strict, joint and several liability on current and former owners or operators of facilities at which there has been a release or a threatened release of a "hazardous substance" and on persons who generate, transport or arrange for the disposal of such substances at the facility. Thousands of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes costs on the responsible parties. The expense of conducting such a cleanup and the damages can be very significant and, given the limitations in insurance coverage for these risks, could have a material adverse impact on the Company's business and financial condition. Notwithstanding its efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, such substances may be present in waste collected by the Company or disposed in its landfills, or in waste collected, transported or disposed in the past by acquired companies. More than 20% of the sites on the EPA's National Priorities List of Hazardous Waste Sites are solid waste landfills that ostensibly never received any "hazardous wastes." The Company intends to continue to focus on the non-hazardous waste disposal market and does not intend to acquire or develop hazardous waste disposal operations. As used in this Prospectus, "non-hazardous waste" means substances, including asbestos, that are not defined as hazardous wastes under federal regulations.

        LACK OF ENVIRONMENTAL LIABILITY INSURANCE. The majority of the Company's facilities currently carry site-specific pollution legal liability insurance, which may provide coverage under certain circumstances for pollution damage to third parties. In addition, the Company has certain contractors' pollution liability insurance and professional liability insurance, which may provide coverage under certain circumstances for damage to third parties. However, both of these coverages are restrictive in nature, as they are subject to certain exclusions and effective dates, consistent with insurance industry requirements. In addition, such coverage is subject to specific and aggregate limits which may not be sufficient to cover claims, if they should arise. In certain prior years, consistent with industry experience, the Company was not able to obtain broad pollution insurance at reasonable costs and, therefore, carried only such coverage as was required by regulatory permits. In addition, the extent of insurance coverage under certain forms of policies has been the subject in recent years of litigation in which insurance companies have, in some cases, successfully taken the position that certain risks are not covered by such policies. If, in the absence of such insurance, the Company were to incur liability for environmental damages of sufficient magnitude, it could have a material adverse effect on the Company's business and financial condition.

        RISKS OF PENDING AND FUTURE LEGAL PROCEEDINGS. In addition to the costs of complying with environmental regulations, waste management companies will continue to be involved in legal proceedings in the ordinary course of business. Government agencies may seek to impose fines on the Company for alleged failure to comply with laws and regulations or to deny, revoke or impede the renewal of the Company's permits and licenses. In addition, such governmental agencies, as well as surrounding landowners, may claim the Company is liable for environmental damage. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses, and responding to such challenges has further increased the costs associated with permitting new facilities or expanding current facilities. A significant judgment against the Company, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on the Company's financial condition. The Company is currently a party to various legal proceedings as well as environmental proceedings which have arisen in the ordinary course of its business. Although no assurance can be given with respect to the outcome of these legal and environmental proceedings and the effect such outcomes may have on the Company, management of the Company believes that these proceedings will be resolved in a manner that will not have a material adverse effect on the Company's business or financial position.

        COMPETITION; LANDFILL ALTERNATIVES. The waste industry is highly competitive. Entry into the industry and ongoing operations within the industry require substantial technical, managerial and financial resources.
The non-hazardous waste industry is led by three large national waste management companies and numerous regional and local companies, all of which contribute to the high level of competition that characterizes the industry. Some of these companies have significantly greater financial and operational resources and more established market positions than the Company. In addition, the Company must often compete with municipalities that maintain their own waste collection and landfill operations and often have financial advantages due to the availability of tax revenues and tax-exempt financing.

        Further, alternatives to landfill disposal (such as recycling, composting and waste-to-energy) are increasingly competing with landfills. There also has been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which the Company operates landfills have adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. To the extent these are not yet in place, these recycling goals will be phased in over the next few years.

        SEASONALITY. The Company believes that its collection and landfill operations can be adversely affected by protracted periods of inclement weather which could delay the development of landfill capacity or the transfer of waste and/or reduce the volume of waste generated. There can be no assurance that protracted periods of inclement weather will not have a material adverse effect on the Company's future results of operations.

                                USE OF PROCEEDS

        This Prospectus relates solely to Shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares but will pay all expenses related to the registration of the Shares. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

        The following table sets forth the name of each Selling Stockholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Stockholder as of August 4, 1995 and the aggregate number of shares of Common Stock registered hereby that each Selling Stockholder may offer and sell pursuant to this Prospectus. Of the 54,458,375 Shares offered hereby, 36,213,375 shares of Common Stock were issued and outstanding as of August 4, 1995, and an aggregate of 18,245,000 shares of Common Stock have been reserved for issuance by the Company to certain of the Selling Stockholders upon the exercise of outstanding warrants (including Combination Warrants to purchase in the aggregate 16,700,000 shares of Common Stock). Because the Selling Stockholders may sell all or a portion of the Shares at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock that each Selling Stockholder may retain upon completion of the Offering. To the knowledge of the Company, none of the Selling Stockholders has any material relationship with the Company except as set forth in the footnotes to the following table and as more fully described elsewhere in this Prospectus (including the information incorporated by reference in this Prospectus).

                                                                                                      Shares to
                                                                                 Shares               be Offered
                                                                              Beneficially             for the
                                                                              Owned Prior              Selling
                                                                                 to the             Stockholder's
                Selling Stockholder                                             Offering               Account
                -------------------                                             --------               -------
A&B Investors . . . . . . . . . . . . . . . . . . . . . . . . . . . .           100,000               100,000(36)
Stephen Adams . . . . . . . . . . . . . . . . . . . . . . . . . . . .           100,000               100,000
Allen & Company Incorporated  . . . . . . . . . . . . . . . . . . . .           446,500               446,500
A. Clinton Allen  . . . . . . . . . . . . . . . . . . . . . . . . . .            78,000                75,000(1)
Richard L. Andersen . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
John H. Anderson  . . . . . . . . . . . . . . . . . . . . . . . . . .            44,500                27,000(3)
Awad & Associates L.P.  . . . . . . . . . . . . . . . . . . . . . . .            50,000                20,000
Jonathan L. Awner . . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Harold J. and Christine E. Baxter . . . . . . . . . . . . . . . . . .            50,000                50,000
Bernard Markowitz Agency  . . . . . . . . . . . . . . . . . . . . . .             2,500                 2,500
Steven R. Berrard . . . . . . . . . . . . . . . . . . . . . . . . . .           625,000               615,000(5)
John A. Blaisdell . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
James J. Blosser  . . . . . . . . . . . . . . . . . . . . . . . . . .           435,000               435,000
Todd R. Bomser  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Paul T. Bondeson  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Carmen Bozak  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Cris Vanden Branden . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Gillian L. Bristol  . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Joseph Burke  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            20,000                20,000
Thomas C. Byrne . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
John S. Calvert . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Michael R. Carpenter(7) . . . . . . . . . . . . . . . . . . . . . . .            65,000                55,000(8)

                                                                                                      Shares to
                                                                                 Shares               be Offered
                                                                              Beneficially             for the
                                                                              Owned Prior              Selling
                                                                                 to the             Stockholder's
                Selling Stockholder                                             Offering               Account
                -------------------                                             --------               -------
Edward M. Carriero, Jr. . . . . . . . . . . . . . . . . . . . . . . .            39,980                37,500(9)
Harold B. Carter, Jr. . . . . . . . . . . . . . . . . . . . . . . . .            36,023                30,000(2)
James R. Castell  . . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
CitiPerformance Portfolio S.A.  . . . . . . . . . . . . . . . . . . .           450,000               450,000
Kevin Comeau  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           120,000               120,000(36)
William F. Comiskey, Jr.  . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
John W. Croghan . . . . . . . . . . . . . . . . . . . . . . . . . . .           327,500               302,500(10)
Steven Dauria . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Delaware Group Premium Fund, Inc.
  for the Emerging Growth Series  . . . . . . . . . . . . . . . . . .            13,140                13,140
Delaware Group Trend Fund, Inc. . . . . . . . . . . . . . . . . . . .           436,860               436,860
Albert J. Detz  . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
David Dombrowski  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Duke University . . . . . . . . . . . . . . . . . . . . . . . . . . .            26,900                26,900
Joanne T. Elliott . . . . . . . . . . . . . . . . . . . . . . . . . .            18,800                 7,500(11)
Essex Flexport Fund, Limited
  Partnership . . . . . . . . . . . . . . . . . . . . . . . . . . . .            17,000                 3,000
Essex Performance Fund, L.P.  . . . . . . . . . . . . . . . . . . . .           119,000               119,000
Essex Special Growth
  Opportunities Fund, L.P.  . . . . . . . . . . . . . . . . . . . . .            36,000                36,000
Gregory K. Fairbanks(12)  . . . . . . . . . . . . . . . . . . . . . .           300,000               300,000(5)
Craig L. Farlie . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
James Feeley, Jr. . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Robert S. Fleetwood . . . . . . . . . . . . . . . . . . . . . . . . .            10,000                10,000
Frontiere Family Rev. Trust . . . . . . . . . . . . . . . . . . . . .             2,500                 2,500
Gary S. Fuccillo  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Gabelli International II Limited  . . . . . . . . . . . . . . . . . .            30,000                30,000
Gabelli International Limited . . . . . . . . . . . . . . . . . . . .            20,000                20,000
Gabelli Performance Partnership L.P.  . . . . . . . . . . . . . . . .            50,000                50,000
Ray Goldsby-Huizenga  . . . . . . . . . . . . . . . . . . . . . . . .            82,500                82,500(13)
Douglas R. Gowland(14)  . . . . . . . . . . . . . . . . . . . . . . .           365,000               150,000(4)
Greenwood Cemetery General Fund . . . . . . . . . . . . . . . . . . .            19,200                19,200
Greenwood Cemetery Trust Account  . . . . . . . . . . . . . . . . . .            17,000                17,000
Robert A. Guerin(15)  . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Harman Investments, L.P.  . . . . . . . . . . . . . . . . . . . . . .            75,000                75,000
Hartford Hospital Endowment . . . . . . . . . . . . . . . . . . . . .             4,500                 4,500
Thomas W. Hawkins . . . . . . . . . . . . . . . . . . . . . . . . . .           147,000               145,000(16)
Robert J. Henninger, Jr.  . . . . . . . . . . . . . . . . . . . . . .           300,000               300,000(5)
Heritage Small Capital Fund . . . . . . . . . . . . . . . . . . . . .            50,000                30,000
Valerie A. Hinkell  . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Jimmy Hix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            17,555                15,000(6)
Geoffrey W. Holmes  . . . . . . . . . . . . . . . . . . . . . . . . .             3,500                 3,500
Houston Endowment Inc.  . . . . . . . . . . . . . . . . . . . . . . .            37,200                37,200
Harris W. Hudson(17)  . . . . . . . . . . . . . . . . . . . . . . . .         9,800,000             9,800,000(18)
Holly J. Hudson . . . . . . . . . . . . . . . . . . . . . . . . . . .           195,000               180,000(19)
Steven W. Hudson  . . . . . . . . . . . . . . . . . . . . . . . . . .           195,000               180,000(19)
G. Harry Huizenga . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)

                                                                                                      Shares to
                                                                                 Shares               be Offered
                                                                              Beneficially             for the
                                                                              Owned Prior              Selling
                                                                                 to the             Stockholder's
                Selling Stockholder                                             Offering               Account
                -------------------                                             --------               -------
H. Scott Huizenga . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
H. Wayne Huizenga(20) . . . . . . . . . . . . . . . . . . . . . . . .        13,000,000            13,000,000(21)
H. Wayne Huizenga Jr.(22) . . . . . . . . . . . . . . . . . . . . . .           517,500               517,500(23)
Jean Huizenga . . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Joyce M. Huizenga . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Pamela A. Huizenga  . . . . . . . . . . . . . . . . . . . . . . . . .           102,500                97,500(24)
F. Ross Johnson . . . . . . . . . . . . . . . . . . . . . . . . . . .            25,000                25,000
George D. Johnson, Jr.  . . . . . . . . . . . . . . . . . . . . . . .           400,000               400,000(5)
Eddie J. Jones  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Dean J. Jordan  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Keller Construction Co. Ltd.  . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Thomas G. Kenny, III  . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
H. Dan Kilburn  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Michael R. Klein  . . . . . . . . . . . . . . . . . . . . . . . . . .            50,000                50,000
Robert L. Kramm, Jr.  . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Lafayette College . . . . . . . . . . . . . . . . . . . . . . . . . .            28,500                28,500
Erin O. LauBaugh  . . . . . . . . . . . . . . . . . . . . . . . . . .             2,500                 2,400(25)
Laura-Lee Woods 1966 Trust  . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Laure L. Woods 1983 Trust . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
David D. Linnemeier . . . . . . . . . . . . . . . . . . . . . . . . .            60,000                60,000(26)
Fred Luchak . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Malloy Family - MAPS #3 . . . . . . . . . . . . . . . . . . . . . . .             6,500                 6,500
Judy A. Malsam  . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Marcia Constance 1966 Trust . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Marilyn Chandler 1995 Trust . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Jonathan D. Mariner . . . . . . . . . . . . . . . . . . . . . . . . .            36,000                30,000(2)
Daniel C. Marino, Jr. . . . . . . . . . . . . . . . . . . . . . . . .            72,500                72,500(26)
Louis Marx Jr.  . . . . . . . . . . . . . . . . . . . . . . . . . . .            25,000                25,000
Massachusetts Corporate Value
  Partners Limited  . . . . . . . . . . . . . . . . . . . . . . . . .            75,000                75,000
Massachusetts Mutual Life
  Insurance Company . . . . . . . . . . . . . . . . . . . . . . . . .            75,000                75,000
Paul McGee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            10,000                10,000
William M. McGee  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
William W. McGuire  . . . . . . . . . . . . . . . . . . . . . . . . .             8,000                 8,000
Cynthia L. Melk . . . . . . . . . . . . . . . . . . . . . . . . . . .           166,667               166,667
Daniel J. Melk  . . . . . . . . . . . . . . . . . . . . . . . . . . .           166,666               166,666
John J. Melk(27)  . . . . . . . . . . . . . . . . . . . . . . . . . .         1,350,000             1,300,000(5)
Thomas J. Melk  . . . . . . . . . . . . . . . . . . . . . . . . . . .           166,667               166,667
Memorial Sloan-Kettering Cancer Center  . . . . . . . . . . . . . . .            60,900                60,900
James Merry . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
MFS Institutional Trust, on behalf of
  MFS Emerging Equities Fund  . . . . . . . . . . . . . . . . . . . .            21,402                21,402
MFS Series Trust II, on behalf of
  MFS Emerging Growth Fund  . . . . . . . . . . . . . . . . . . . . .           428,062               428,062
MGD Holdings, Ltd.(28)  . . . . . . . . . . . . . . . . . . . . . . .        12,900,000            12,900,000

                                                                                                      Shares to
                                                                                 Shares               be Offered
                                                                              Beneficially             for the
                                                                              Owned Prior              Selling
                                                                                 to the             Stockholder's
                Selling Stockholder                                             Offering               Account
                -------------------                                             --------               -------
M.H. Whittier Corporation . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Clement C. Moore II . . . . . . . . . . . . . . . . . . . . . . . . .             4,000                 4,000
Morgan Guaranty Trust Co. . . . . . . . . . . . . . . . . . . . . . .           120,000               120,000
Robert L. Morrissette . . . . . . . . . . . . . . . . . . . . . . . .            18,500                15,000(6)
Stephen R. Morse  . . . . . . . . . . . . . . . . . . . . . . . . . .           105,000               105,000(29)
Alex Muxo, Jr.  . . . . . . . . . . . . . . . . . . . . . . . . . . .            60,000                60,000(26)
The New Discovery Fund Limited  . . . . . . . . . . . . . . . . . . .            17,000                17,000
PaineWebber Growth Fund, a series of
  PaineWebber Olympus Fund  . . . . . . . . . . . . . . . . . . . . .           250,000               250,000
Parkland Equity Fund, L.P.  . . . . . . . . . . . . . . . . . . . . .            12,000                12,000
Wm. M. Pierce . . . . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
E. Charles Pike . . . . . . . . . . . . . . . . . . . . . . . . . . .            31,000                30,000(2)
David A. Potts  . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Doreen A. Raneri  . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
The Raptor Global Fund L.P. . . . . . . . . . . . . . . . . . . . . .            66,000                66,000
The Raptor Global Fund Ltd. . . . . . . . . . . . . . . . . . . . . .            79,200                79,200
Merrilou Rauch  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Michael A. Rauch  . . . . . . . . . . . . . . . . . . . . . . . . . .             6,900                 6,900(30)
Gex F. Richardson . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Robert Lehman Foundation, Regular A/C 1 . . . . . . . . . . . . . . .            12,900                12,900
Robert Lehman Foundation End Fund B 1 Spears  . . . . . . . . . . . .             2,300                 2,300
Peter H. Roberts  . . . . . . . . . . . . . . . . . . . . . . . . . .            40,000                27,000(3)
Richard C. Rochon . . . . . . . . . . . . . . . . . . . . . . . . . .           660,000               660,000(31)
Rockefeller Brothers Fund . . . . . . . . . . . . . . . . . . . . . .            40,000                40,000
Stephen K. Roddenberry  . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Ronald Family Trust B . . . . . . . . . . . . . . . . . . . . . . . .            10,800                10,800
SC Fundamental Value BVI, Ltd.  . . . . . . . . . . . . . . . . . . .            38,000                38,000
SC Fundamental Value Fund, L.P. . . . . . . . . . . . . . . . . . . .            62,000                62,000
Gregory P. Shlopak  . . . . . . . . . . . . . . . . . . . . . . . . .           100,000               100,000
Steven J. Serafino  . . . . . . . . . . . . . . . . . . . . . . . . .            48,000                45,000(8)
Donald F. Shula . . . . . . . . . . . . . . . . . . . . . . . . . . .            79,500                72,500(26)
Nancy T. Side . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
Howard Paul Sills . . . . . . . . . . . . . . . . . . . . . . . . . .            65,000                50,000(8)
Donald A. Smiley  . . . . . . . . . . . . . . . . . . . . . . . . . .            60,000                60,000(26)
Timothy R. Smith  . . . . . . . . . . . . . . . . . . . . . . . . . .            13,200                13,200(32)
Robert J. Stirk . . . . . . . . . . . . . . . . . . . . . . . . . . .             7,200                 6,000(33)
Jill R. Strafaci  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
T. Rowe Price New Horizons Fund . . . . . . . . . . . . . . . . . . .           150,000               150,000
H. Ritter Taylor  . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Tom Murphy Agency . . . . . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Nancy Tomlinson . . . . . . . . . . . . . . . . . . . . . . . . . . .            15,000                15,000(6)
William A. Torrey . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
Trustees under the Master Trust Agreement for
 Massachusetts Financial Services Company
 Retirement Plans, dated November 15, 1993  . . . . . . . . . . . . .               536                   536
Tudor Arbitrage Partners L.P. . . . . . . . . . . . . . . . . . . . .            30,800                30,800
Tudor BVI Futures, Ltd. . . . . . . . . . . . . . . . . . . . . . . .           224,000               224,000

                                                                                                      Shares to
                                                                                 Shares               be Offered
                                                                              Beneficially             for the
                                                                              Owned Prior              Selling
                                                                                 to the             Stockholder's
                Selling Stockholder                                             Offering               Account
                -------------------                                             --------               -------
University of Minnesota Foundation  . . . . . . . . . . . . . . . . .            27,100                27,100
University of Washington  . . . . . . . . . . . . . . . . . . . . . .            27,200                27,200
Carlos E. Vidueira  . . . . . . . . . . . . . . . . . . . . . . . . .            22,500                22,500(34)
Warburg Pincus Emerging Growth Fund.  . . . . . . . . . . . . . . . .           150,000               150,000
Carl Warden . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            10,000                10,000
James A. Watt . . . . . . . . . . . . . . . . . . . . . . . . . . . .           150,000               150,000(4)
Gerald Weber  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            60,000                60,000(26)
George Weissman . . . . . . . . . . . . . . . . . . . . . . . . . . .            20,000                20,000
Westbury (Bermuda) Ltd.(27) . . . . . . . . . . . . . . . . . . . . .         4,050,000             4,050,000(35)
Bryan J. Wiedmeier  . . . . . . . . . . . . . . . . . . . . . . . . .            30,000                30,000(2)
William Keller Agency . . . . . . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Jack Williams . . . . . . . . . . . . . . . . . . . . . . . . . . . .           513,375               513,375
Winnifred Rhodes-Bea 1966 Trust . . . . . . . . . . . . . . . . . . .             5,000                 5,000
Alan Wolfe(36)  . . . . . . . . . . . . . . . . . . . . . . . . . . .           162,500               162,500
R. E. Wolfe(36) . . . . . . . . . . . . . . . . . . . . . . . . . . .           162,500               162,500
Peter W. Wright . . . . . . . . . . . . . . . . . . . . . . . . . . .            67,400                65,000(8)

-----------------------------

(1) Includes 50,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(2) Includes 20,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(3) Includes 18,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(4) Includes 100,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(5) Includes 200,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(6) Includes 10,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(7) Mr. Carpenter has served as Vice President-Corporate Controller of the Company since August 3, 1995.
(8) Includes 30,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(9) Includes 25,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(10) Includes 135,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(11) Includes 5,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(12) Mr. Fairbanks has served as an Executive Vice President and the Chief Financial Officer of the Company since August 3, 1995.
(13) Includes 55,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(14) Mr. Gowland served as the Senior Vice President - HazWaste Operations of the Company from January 1992 to April 1995.
(15) Mr. Guerin has served as a Senior Vice President of the Company since August 3, 1995.
(16) Includes 80,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(17) Mr. Hudson has served as the President and a Director of the Company since August 3, 1995 and is the brother-in-law of Mr. Huizenga.
(18) Includes 1,200,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(19) Includes 120,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(20) Mr. Huizenga has served as the Chairman of the Board and Chief Executive Officer of the Company since August 3, 1995.
(21) Includes 8,000,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(22) Mr. Huizenga, Jr. has served as a Vice President of the Company since August 3, 1995.
(23) Includes 345,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(24) Includes 65,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(25) Includes 1,600 shares that may be issued upon exercise of certain of the Combination Warrants.
(26) Includes 40,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(27) Mr. Melk has served as a Director of the Company since August 3, 1995. Includes 50,000 shares owned by Mr. Melk's spouse which are not included in the Offering. Mr. Melk disclaims beneficial ownership of such shares.

(28) Includes 1,000,000 shares that may be issued upon exercise of certain warrants. MGD Holdings has a management agreement with the Company and provides various services to the Company thereunder. MGD Holdings and Westbury are controlled by Mr. DeGroote who has served as the Vice Chairman of the Board of Directors of the Company since August 3, 1995, and served as Chairman of the Board, President and Chief Executive Officer of the Company prior to August 3, 1995.
(29) Includes 70,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(30) Includes 4,600 shares that may be issued upon exercise of certain of the Combination Warrants.
(31) Includes 440,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(32) Includes 8,800 shares that may be issued upon exercise of certain of the Combination Warrants.
(33) Includes 4,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(34) Includes 15,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(35) Includes 2,700,000 shares that may be issued upon exercise of certain of the Combination Warrants.
(36)     These shares may be issued upon exercise of certain warrants.


                              PLAN OF DISTRIBUTION

         The Selling Stockholders may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq and the Toronto Exchange, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares upon exercise of certain warrants and who wish to offer and sell such Shares under circumstances requiring or making desirable its use.

         The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Shares.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

         The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Stockholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common

Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                          DESCRIPTION OF CAPITAL STOCK

         The First Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes capital stock consisting of 350,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock ("Preferred Stock"). There were 51,442,906 shares of Common Stock, and no shares of Preferred Stock, issued and outstanding as of August 4, 1995. The Company has reserved 16,700,000 shares of Common Stock for issuance pursuant to the Combination Warrants held by certain of the Selling Stockholders. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

         COMMON STOCK. The holders of shares of Common Stock have equal pro rata rights to dividends if, as and when declared by the Company's Board of Directors; do not have any preemptive subscription or conversion rights; and have one vote per share on all matters upon which the stockholders of the Company may vote at all meetings of stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. The holders of the Common Stock of the Company do not have cumulative voting rights. As a result, the holders of a majority of the shares voting for the election of directors can elect all the members of the Board of Directors.

         PREFERRED STOCK. No shares of Preferred Stock are currently outstanding. The Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, the number of shares constituting the series, the designation of such series and such other rights, qualifications, limitations or restrictions as the Board of Directors may determine. The Board of Directors could, without shareholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and such stock could be used to prevent a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

         CERTIFICATE OF INCORPORATION AND BYLAWS; CLASSIFICATION OF BOARD OF DIRECTORS. The Company's Certificate of Incorporation provides that the members of the Board of Directors be divided into three classes with terms of three years each, with the term of office of one class expiring each year. Accordingly, only those directors of a single class can be changed in any one year and it would take three elections to change the entire Board. The Company's Bylaws provide that directors may be removed for cause by vote of two-thirds of the other directors or by vote of a majority of stockholders, and may be removed without cause by the vote of a majority of stockholders at a meeting called for such purpose. While the Company believes that such provisions are in the best interests of the Company and its stockholders, such requirements may have the effect of protecting the Company's management against outside interests.

         TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is First Interstate Bank of Texas, N.A.

                           LEGAL MATTERS AND EXPERTS

         The validity of the Shares offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A. Attorneys employed by Akerman, Senterfitt & Eidson, P.A., including Messrs. Awner and Roddenberry who are Selling Stockholders, beneficially own in the aggregate 301,950 shares of Common Stock as of August 7, 1995. The consolidated financial statements and schedules incorporated by reference in this Prospectus and in the Registration Statement for the Company have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) all other reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since December 31, 1994, specifically including the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1995, and the Company's Current Report on Form 8-K/A dated July 17, 1995, and (iii) the Company's Proxy Statement dated July 24, 1995 relating to the Special Meeting of Stockholders held August 3, 1995 in connection with, among other matters, the Combination.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO COURTLAND D. PEDDY, SECRETARY, REPUBLIC WASTE INDUSTRIES, INC., 200 EAST LAS OLAS BOULEVARD, SUITE 1420, FT. LAUDERDALE, FLORIDA 33301, TELEPHONE: (305) 761-8333.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Registrant in connection with the filing of this Registration Statement. All of such expenses, other than the filing fee for the Commission, are estimates.

         Securities and Exchange Commission Filing Fee  . . . . . . . . . . . . . . .   $427,217
         Printing and Engraving Expenses  . . . . . . . . . . . . . . . . . . . . . .        *
         Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .        *
         Accounting Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . .        *
         Blue Sky Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . . .        *
         Transfer Agent Fees    . . . . . . . . . . . . . . . . . . . . . . . . . . .        *
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        *
                                                                                         -------

             Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     *
                                                                                       =========

-----------------------

         *   To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Certificate of Incorporation of the Company entitles the Board of Directors to provide for indemnification of directors and officers to the fullest extent provided by law, except for liability (i) for any breach of directors duty of loyalty to the Company or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends, or for unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article VII of the Bylaws of the Company provide that to the fullest extent and in the manner permitted by the laws of the State of Delaware and specifically as is permitted under Section 145 of the General Corporation Law of the State of Delaware, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination of action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

         The Bylaws provide that any decision as to indemnification shall be made: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (b) if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by the stockholders. The Board of Directors may authorize indemnification of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. Indemnification pursuant to these provisions is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be a director or officer. The Company may purchase and maintain insurance on behalf of any person who is or was a director or officer.

         Further, the Bylaws provide that the indemnity provided will be extended to the directors, officers, employees and agents of any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of the Bylaws with respect to the resulting or surviving corporation as he/she would have with respect to such constituent corporation if its separate existence had continued.

         Under an insurance policy maintained by the Company, the directors and officers of the Company are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors or officers.

ITEM 16.  EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:

Exhibit
Number                          Exhibit Description
-------                         -------------------

2.1              Stock Purchase Agreement dated May 21, 1995 by and between H.
                 Wayne Huizenga and Republic Waste Industries, Inc. (incorporated by reference from Exhibit (c)(1) to the Company's Form 8-K dated May 21, 1995).

2.2 Stock Purchase Agreement dated May 21, 1995 by and between Harris W. Hudson and Republic Waste Industries, Inc. (incorporated by reference from Exhibit (c)(4) to the Company's Form 8-K dated May 21, 1995).

2.3 Stock Purchase Agreement dated May 21, 1995 by and between Westbury (Bermuda) Ltd. and Republic Waste Industries, Inc. (incorporated by reference from Exhibit (c)(5) to the Company's Form 8-K dated May 21, 1995).

2.4 Agreement and Plan of Merger dated May 21, 1995 by and among Republic Waste Industries, Inc., Republic Hudson Acquisition Corporation, Hudson Management Corporation, Harris W. Hudson and Bonnie J. Hudson (incorporated by reference from Exhibit
                 (c)(2) to the Company's Form 8-K dated May 21, 1995).

2.5 Agreement and Plan of Merger dated May 21, 1995 by and among Republic Waste Industries, Inc., Republic Hudson Acquisition Corporation, Envirocycle, Inc., Harris W. Hudson and Bonnie
                 J. Hudson (incorporated by reference from Exhibit (c)(3) to the Company's Form 8-K dated May 21, 1995).

2.6 First Amendment to Stock Purchase Agreement dated July 17, 1995 by and between H. Wayne Huizenga and Republic Waste Industries, Inc. (incorporated by reference from Exhibit
                 (c)(8) to the Company's Form 8-K/A dated July 17, 1995).

4.1* First Amended and Restated Certificate of Incorporation of Republic Waste Industries, Inc.

4.2 Bylaws of Republic Waste Industries, Inc. (incorporated by reference from Exhibit 3.2 to the Company's Registration Statement on Form S-3, file number 33-42530).

5.1* Opinion of Akerman, Senterfitt & Eidson, P.A. as to the validity of the Shares.

23.1*            Consent of Akerman, Senterfitt & Eidson, P.A. (included in
                 Exhibit 5.1 above).

23.2             Consent of Independent Public Accountants.

23.3             Consent of Independent Public Accountants.

24.1 Power of Attorney (included on the signature pages to this Registration Statement).

-----------------------------
*  To be filed by amendment.



ITEM 17.  UNDERTAKINGS.

         (a)     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                            (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

                            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
         Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on August 7, 1995.

                          REPUBLIC WASTE INDUSTRIES, INC.
                          (Registrant)


                          By:  /s/ H. WAYNE HUIZENGA
                               -----------------------------------------
                               H. Wayne Huizenga
                               Chairman of the Board and Chief Executive Officer



         The undersigned directors and officers of Republic Waste Industries, Inc. hereby constitute and appoint Harris W. Hudson, Gregory K. Fairbanks, Jonathan L. Awner and Courtland D. Peddy, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   /s/ J.P. BRYAN                                           /s/ RICK L. BURDICK
---------------------------------------------------          --------------------------------------------------
J.P. Bryan                                                   Rick L. Burdick
Director                                                     Director
August 7, 1995                                               August 7, 1995



              /s/ MICHAEL G. DEGROOTE                                       /s/ HARRIS W. HUDSON
---------------------------------------------------          --------------------------------------------------
Michael G. DeGroote                                          Harris W. Hudson
Vice Chairman of the Board                                   President and Director
August 7, 1995                                               August 7, 1995



               /s/ H. WAYNE HUIZENGA                                      /s/ GREGORY K. FAIRBANKS
---------------------------------------------------          --------------------------------------------------
H. Wayne Huizenga                                            Gregory K. Fairbanks
Chairman of the Board and Chief                              Executive Vice President and
Executive Officer                                            Chief Financial Officer
(Principal Executive Officer)                                (Principal Financial Officer and
August 7, 1995                                               Principal Accounting Officer)
                                                             August 7, 1995



                 /s/ JOHN J. MELK
---------------------------------------------------
John J. Melk
Director
August 7, 1995





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